10-Q Document

EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,				Three Months Ended March 31, 2015
	2011	2012	2013	2014
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$2,880	$(974)	$1,442	$3,200	$(5,092)
Interest expense(a)	94	142	207	172	61
(Gain)/loss on investment in equity investees in excess of distributed earnings	(154)	108	219	75	7
Amortization of capitalized interest	297	402	440	438	132
Loan cost amortization	28	43	37	32	7
Earnings	$3,145	$(279)	$2,345	$3,917	$(4,885)
FIXED CHARGES:
Interest Expense	$94	$142	$207	$172	$61
Capitalized interest	727	976	815	604	119
Loan cost amortization	28	43	37	32	7
Fixed Charges	$849	$1,161	$1,059	$808	$187
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$172	$171	$171	$171	$43
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.65	1.64	1.61	1.56	1.37
Preferred Dividends	$284	$280	$275	$266	$58
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1,131	$1,441	$1,334	$1,074	$245
RATIO OF EARNINGS TO FIXED CHARGES	3.7	(0.2)	2.2	4.8	(26.1)
INSUFFICIENT COVERAGE	$—	$1,440	$—	$—	$5,072
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.8	(0.2)	1.8	3.6	(19.9)
INSUFFICIENT COVERAGE	$—	$1,720	$—	$—	$5,130

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.